SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	April	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated March 31, 2008.

Document 1

For Immediate Release	March 31, 2008
RM: 2 – 08

Crystallex Reports 2007 Financial Results

TORONTO, ONTARIO, March 31, 2008 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) today reported its financial results for the year ended December 31, 2007. The Company prepares its consolidated financial statements in U.S. dollars and in accordance with Canadian Generally Accepted Accounting Principles. The consolidated financial statements along with management’s discussion and analysis will be available for viewing on the Crystallex International Corporation website at www.crystallex.com. The Documents have been filed with SEDAR (www.sedar.com) and should be available on SEDAR. The documents will be included in the Company’s Annual Report and will be mailed to shareholders.

“2007 should be characterized as a year of high activity and positioning,” said President and CEO, Gordon Thompson. “The Company made significant progress for the issuance of the Environmental Permit for the Las Cristinas construction phase validated by the approval of the Environmental Impact Study by the Ministry of the Environment and Natural Resources of Venezuela ("MinAmb"). Crystallex has posted the requested Compliance Guarantee Bond and paid the requested Environmental Taxes. We are well prepared for the pending construction phase at Cristinas.”

Overview

The Company is engaged in the production of gold and related activities including exploration, development, mining and processing in Venezuela. The Corporation’s principal asset is its interest in the Las Cristinas project located in Bolivar State, Venezuela. The Corporation’s other assets include the Tomi operations, the Lo Incréible properties (which include the La Victoria deposit), and the Revemin mill, all of which are located in Bolivar State, Venezuela (the “El Callao operations”).

Highlights

▪
In June 2007, the Company received written notice from its project partner, the Corporacion Venezolana de Guayana (the "CVG"), that all the requirements of the Ministry of the Environment and Natural Resources, (“MinAmb”) for the issuance of the Authorization to Affect Natural Resources (the “Permit”)  to commence construction at Las Cristinas had been fulfilled.  The CVG notice was based on MinAmb approval of the Las Cristinas Environmental Impact Statement (“EIS”), the subsequent posting of a Compliance Guarantee Bond and payment in full of certain taxes. Accordingly, the Company believes it has satisfied all of the regulatory requirements and is in a position to receive the Permit.

▪
In October 2007, the Venezuelan National Assembly’s Commission of Economic Development published a report following hearings on the Las Cristinas project.  The report concluded that the CVG and Crystallex have met all the regulatory requirements and called for the prompt issuance of the

Permit. The hearings included representatives from MinAmb, the Ministry of Basic Industries and Mining, (“MIBAM”), the CVG and Crystallex.

▪
Concluded a 13,566m drill program at Las Cristinas. Reserves were increased by 20% to 16.86 million ounces calculated at a gold price of $550 per ounce. Measured and indicated resources increased by 18% to 20.76 million ounces. Inferred resources increased 38% to 6.28 million ounces. The Company filed an updated Technical Report for the Las Cristinas project on SEDAR in November 2007 to support these revisions.  The new reserves are contained in approximately 465 million tonnes of ore at a gold grade of 1.13 grams/tonne and have a waste to ore strip ratio of 1.38 to 1.  The resulting open pit will be 1,250 meters wide, 3,100 meters long and 490 meters deep.

▪
As part of its continuing corporate and social responsibility commitments, the Company commenced construction of a new medical centre and sewage treatment plant to serve local communities in the vicinity of the Las Cristinas project.  Both projects are currently well underway and are scheduled for completion in 2008 with a total estimated cost of $5.3 million.

▪	In April 2007, the Company closed a public equity financing of common shares of the Company for net proceeds of $50.7 million.

▪	On February 11, 2008, the Company closed a public equity financing of 32.9 million units for net proceeds of $65.0 million.

Selected Annual Information

	2007	2006	2005
Financial Results ($000, except per share)		(Restated)	(Restated)
Mining Revenues	$13,565	$28,088	$24,990
Net Loss	($30,451)	($35,684)	($43,764)
Basic and Diluted Net Loss per Share	($0.12)	($0.15)	($0.22)
Weighted average shares – Basic and diluted (millions)	256.7	230.2	194.7
Cash Flow used in Operating Activities	($34,309)	($30,676)	($34,253)
Investing Activities
Expenditures on PPE	$26,893	$49,788	$92,831
Financing Activities	$49,215	$83,643	$18,428

Financial Position ($000)
Cash and cash equivalents	$16,065	$28,573	$4,070
Restricted cash and cash equivalents	-	-	$21,323
Total assets - Restated¹	$339,240	$324,695	$270,915
Outstanding Debt	$83,291	$87,697	$96,938
Shareholders’ Equity	$228,407	$199,481	$135,475
¹	The 2006 and 2005 balances have been restated as discussed in Note 11 to the Consolidated Financial Statements.

Summary of Quarterly Results (Unaudited)

$,000 except per share	2007				2006
	Q4	Q3 (Amended)	Q2 (Amended)	Q1 (Amended)	Q4	Q3	Q2	Q1
Revenue	$4,809	$2,188	$2,848	$3,720	$5,720	$9,769	$5,520	$7,079
Net Loss previously reported	-	($9,256)	($13,703)	($12,071)	($11,617)	($8,815)	($8,296)	($6,956)
Adjustment to unrealized gain		2,534	1,580	9,252	-	-	-	-
Net loss as amended	$(8,787)	$(6,722)	$(12,123)	$(2,819)	($11,617)	($8,815)	($8,296)	($6,956)
Per Share – Basic and diluted	($0.03)	($0.03)	($0.05)	($0.01)	$(0.04)	($0.04)	($0.04)	($0.03)

The Q1 to Q3 2007 Net Loss have been amended to reflect the year end adjustments to unrealized gains as discussed in the MD&A and in Note 10 to the 2007 Consolidated Financial Statements.

Las Cristinas – Permit progress

During 2007, the Company’s project partner, the CVG, was formally notified by MinAmb that all the requirements for the issuance of the Permit had been fulfilled. MinAmb approved the EIS for the Las Cristinas gold project, and requested the CVG post a construction compliance guarantee bond and pay certain environmental taxes. Crystallex posted the requested bond and paid the requested taxes. No impediments have been raised in discussions with Government officials, and they have recently confirmed that the Company is in good standing for the issuance of the Permit.

In early 2008, Mr. Rodolfo Sanz was appointed the Minister of MIBAM and President of the CVG, having direct involvement with the Las Cristinas project in both capacities. Crystallex has met with Minister Sanz and expects to host Mr. Sanz at Las Cristinas in the near term.

Crystallex representatives have also recently met with the newly appointed Canadian Ambassador to Venezuela and provided him with an update on the Las Cristinas project. The Ambassador is very active, as is the Government of Canada in furthering the interests of Canadian companies investing in Venezuela. Following a visit to Bolivar State, the Ambassador commented that he was working to advance Canadian interests (including mining) in Bolivar State and Venezuela.

The Company is actively pursuing all channels available in Venezuela to keep the Permit issue high on the agenda of the officials responsible for promoting, authorizing and approving mineral development in Venezuela.

Las Cristinas - Updated Resources and Reserves

On November 7, 2007, the Company filed on SEDAR a Technical Report titled “Technical Report Update on the Las Cristinas Project Bolivar State, Venezuela”.  The report included an update of the resources and reserves for the Las Cristinas project.

Proven and Probable reserves at Las Cristinas, calculated using a $550 per ounce gold price and revised operating costs, are currently estimated to be 16.86 million ounces.  As detailed in the November 7, 2007 Technical Report, the estimate of operating costs has increased from $7.66 per tonne of ore in August 2005 to $9.80 per tonne of ore.  Operating costs are now expected to average $258 per ounce for the first five years of production and $346 per ounce over the life of mine, based on a 20,000 tpd operating rate.  Reserves were estimated assuming an average gold recovery rate of approximately 88% and cut-off grades of between 0.33 g/t and 0.57 g/t.

Proven and Probable Reserves for Las Cristinas are tabled below:

	Tonnes (millions)	Grade (g/t)	Ounces (millions)
Proven Reserves	113	1.24	4.48
Probable Reserves	352	1.10	12.38
Total Proven and Probable Reserves	465	1.13	16.86

Measured and Indicated resources are presently estimated at 20.76 million ounces, an 18% increase from 17.66 million ounces reported in the August 2005 Technical Report.

Measured and Indicated resources, which include reserves, are tabled below:

	Tonnes (millions)	Grade (g/t)	Ounces (millions)
Measured Resources	146	1.14	5.38
Indicated Resources	483	0.99	15.38
Total Measured and Indicated Resources	629	1.03	20.76

In addition to the Measured and Indicated Resources, Las Cristinas has estimated Inferred Resources of 6.28 million ounces (230 million tonnes at an average gold grade of 0.85 g/t).

The strip ratio is estimated at 1.38:1.  The updated reserve estimate is contained in a single open pit, which is approximately 3.1 km long and 1.2 km wide at its widest point, with a maximum depth of approximately 500m. Mineralization is open at depth.

All estimates of mineral reserves and mineral resources have been estimated in accordance with the Standards on Mineral Resources and Reserve Definitions and Guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum as adopted by the Canadian Securities Administrators in National Instrument 43-101.  Mineral resources that are not reserves do not have demonstrated economic viability.

The revised reserve and resource estimate was prepared by MDA under the direction of Steven Ristorcelli, P. Geo., Scott Hardy, P. Eng., and Thomas Dyer, P.E., all independent qualified persons for the purposes of National Instrument 43-101, with geological and sampling input from Dr. Richard Spencer, P. Geo., Crystallex's former Vice President Exploration, who is a qualified person for the purposes of National Instrument 43-101.

About Crystallex
Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development at the initial planned production rate of 20,000 tonnes of ore per day.

Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.
For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain statements included or incorporated by reference in this news release, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” below or in the Company’s 2007 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Cautionary Note to U.S. Investors

The terms "proven mineral reserve" and "probable mineral reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the SEC's Industry Guide 7. The terms, "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101. While the terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	April 1, 2008	By:	/s/ Hemdat Sawh
			Name: Title:	Hemdat Sawh Chief Financial Officer